UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015
Commission File No. 001-36675

Fiat Chrysler Automobiles N.V.
(Translation of Registrant’s Name Into English)

25 St. James' Street
London SW1A 1HA
United Kingdom
Tel. No.: +44 (0) 20 7766 0311
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)
(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)
(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The following exhibits are furnished herewith:

Exhibit 99.1	Fiat Chrysler Automobiles N.V. Semi-Annual Report for the three months and the six months ended June 30, 2015
Exhibit 99.2	Fiat Chrysler Automobiles N.V. Supplemental Information for the three months and the six months ended June 30, 2015
Exhibit 99.3	Fiat Chrysler Automobiles N.V. Supplemental Information for the three months and the six months ended June 30, 2015

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2015	FIAT CHRYSLER AUTOMOBILES N.V.

By: /s/ Richard K. Palmer

Name: Richard K. Palmer
Title: Chief Financial Officer

Index of Exhibits

Exhibit Number	Description of Exhibit
99.1	Fiat Chrysler Automobiles N.V. Semi-Annual Report for the three months and the six months ended June 30, 2015
99.2	Fiat Chrysler Automobiles N.V. Supplemental Information for the three months and the six months ended June 30, 2015
99.3	Fiat Chrysler Automobiles N.V. Supplemental Information for the three months and the six months ended June 30, 2015